SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 10)

                      ADDINGTON RESOURCES, INC.
                          (Name of Issuer)


                    COMMON STOCK, $1.00 PAR VALUE
                    (Title of Class of Securities)


                               006516 108
                             (CUSIP Number)

                            Robert Addington
                         1500 North Big Run Road
                         Ashland, Kentucky 41102
                              (606) 928-3433
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)



                             August 24, 1995
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/

     Check the following box if a fee is being paid with this
statement. /   /

                         CUSIP NO. - 006516 10 8

(1)  Name of reporting person. . . . . . .   Robert Addington

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . .   (a)
                                             (b) X

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .     00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . .  U.S.

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power. . . . . . . .   1,020,000 <F1>
     (8)  Shared voting power. . . . . . .     0
     (9)  Sole dispositive power . . . . .   1,020,000 <F1>
     (10) Shared dispositive power . . . .     0

(11) Aggregate amount beneficially
     owned by each reporting person . . . .  1,020,000 <F1>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . .

(13) Percent of class represented
     by amount in Row (11) . . . . . . . . . 6.4%

(14) Type of reporting person  . . . . . . . IN

<F1>  See  responses  to  Items  4,  5  and  6  concerning a Stock Purchase
Agreement, dated August 4, 1995, that contains contractual restrictions on voting and dispositive power.

    Reference is hereby made to that certain Schedule 13D dated January 29, 1988, as amended, (the "Schedule"), filed by Robert Addington with respect to the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). The purpose of this amendment is to amend and restate, in its entirety, the Schedule to reflect the completion of the sale of shares of Common Stock contemplated by that certain Stock Purchase Agreement, dated August 4, 1995, among Robert Addington, Larry Addington and Robert Addington, and HPB Associates, L.P., and the expiration of the relationship among Robert Addington, Larry Addington and Bruce Addington that may have given rise to their status as a group in connection with the disposition of securities of the Issuer. Such relationship was first reported in Amendment No. 7 to this Schedule and, as a result of its expiration, information about Larry Addington and Bruce Addington as possible members of a group with the reporting person is no longer presented in this Schedule. In addition, this amendment also updates information with respect to the reporting person's pledges of Common Stock and plans with respect to the Common Stock he continues to own. The Schedule is amended and restated in its entirety as follows.

     Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at 1500 North Big Run Road, Ashland, Kentucky 41102.


     Item 2.   Identity and Background.

          (a)  The person filing this statement is Robert  Addington.

           (b) The business address of Robert Addington is: Addington Resources, Inc., 1500 North Big Run Road, Ashland, Kentucky 41102.

          (c)  Robert  Addington's  Principal  Occupation:   Vice President
Operations and Engineering of the Issuer.

          (d)  During the last five years,  Robert Addington has  not  been
convicted  in  a  criminal  proceeding  (excluding   traffic  violations or
similar misdemeanors).

          (e) During the last five years, Robert Addington has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Robert Addington is a United States citizen.


     Item 3.   Sources and Amount of Funds or Other Consideration.

     The Issuer was incorporated on September 29, 1986, to be a holding company for various corporate entities owned or controlled by Larry, Robert, and Bruce Addington, who are brothers (collectively, the "Addington Brothers"). Before June 23, 1987, the Addington Brothers owned 100% of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc., and 95% of the issued and outstanding shares of Ironton Coal Company.

     On June 23, 1987, the Issuer, through a series of exchanges of stock, acquired all of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc. In addition, Addington, Inc., acquired the Addington Brothers' interest in Ironton Coal Company.

     During January 1988, the Issuer registered its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     On or about February 23, 1995, the Addington Brothers, as a group, may be deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of them, individually, as a result of the agreement or understanding they reached to dispose of their shares of Common Stock as a part of the "Spin-off Proposal" described in Item 4.


     Item 4.  Purpose of Transaction.

     The June 23, 1987, reorganization discussed in response to Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's common stock.

      On or about March 1, 1995, the Addington Brothers formulated and presented to the Issuer a proposal to spin-off the Issuer's environmental and non-environmental businesses, which spin-off proposal was withdrawn on July 11, 1995.

     The Stock Purchase Agreement (the "Stock Purchase Agreement"), dated August 4, 1995, among Robert Addington, Larry Addington, Bruce Addington and HPB Associates, L.P. ("HPB") is filed as Exhibit 17 to this Schedule and incorporated herein by reference. The sales of Commmon Stock by Robert Addington, Larry Addington and Bruce Addington to HPB, as provided for in the Stock Purchase Agreement, were consummated on August 4, 1995 and August 24, 1995. See the response to Item 5 concerning the number of shares of Common Stock sold by Robert Addington to HPB on August 24, 1995 (the date of the Subsequent Closing, as defined in the Stock Purchase Agreement).

     In the Stock Purchase Agreement, the Addington Brothers agreed to cause the eight member board of directors of the Issuer to consist of four persons acceptable to HPB, with Howard P. Berkowitz, an affiliate of HPB, appointed Chairman of the Board, and to appoint an additional member to the board of directors acceptable to HPB upon the filing with the Securities and Exchange Commission and dissemination to shareholders of the Issuer of the information required by Rule 14f-1 of Regulation 14A promulgated under the Securities Exchange Act of 1934; to not seek to increase their representation on the board of directors of the Issuer to more than three persons (it being agreed that Robert Addington and Bruce Addington would not stand for re-election to the board), and to vote their shares in favor of management's slate of nominees in all elections of directors during the term of the Stock Purchase Agreement so long as the management slate includes three designees of the Addington Brothers (subject to adjustment if the size of the board is increased or if the Addington Brothers dispose of specified numbers of shares of Common Stock). On August 4, 1995, the board of directors of the Issuer adopted a resolution approving HPB's proposed purchase of shares of Common Stock pursuant to the Stock Purchase Agreement, for purposes of Section 203 of the General Corporation Law of the State of Delaware; Robert Addington resigned as a director of the Issuer, and Howard P. Berkowitz, Richard Ravitch, James Grosfeld and Harold Blumenstein were added as directors of the Issuer; and Larry Addington resigned as Chairman of the Board and Howard Berkowitz was appointed Chairman of the Board of the Issuer. Robert Addington intends to vote for the election of directors of the Issuer in accordance with his obligations under the Stock Purchase Agreement during the term of that agreement.

          In the Stock Purchase Agreement, each of the Addington Brothers also agreed not to dispose or transfer shares of Common Stock except as permitted by Section 6.02(d) of the agreement. Robert Addington may in the future sell shares of Common Stock, subject to the restrictions imposed under Section 6.02(d) of the Stock Purchase Agreement during the term of that agreement.

          The obligations of Robert Addington under the Stock Purchase Agreement with respect to the voting and disposition of shares of Common Stock will automatically terminate on August 31, 1997, if not sooner terminated to the extent permitted by Section 7.01 thereof.

      To the knowledge of the reporting person, as of August 24, 1995, the Addington Brothers and HPB owned in the aggregate 8,166,615 shares (51.3%) of the outstanding shares of Common Stock and, by virtue of the agreements contained in Sections 6.02 and 6.03 of the Stock Purchase Agreement, represented sufficient voting power to assure the election of management's slate of nominees in the election of directors of the Issuer.

     By letter dated August 4, 1995, a copy of which is filed as Exhibit 18 to this Schedule and incorporated herein by reference, the Addington Brothers granted the Issuer and its subsidiaries the right, exercisable on or before September 29, 1995, to either (i) transfer all of their right, title and interest in and to the Tennessee Mining Company, Inc. (which at such time shall own the Tennessee coal properties currently owned by it plus the contract with Tennessee Valley Authority (the "TVA")) to the
Addington Brothers or (ii) to assign to a corporation formed by the Addington Brothers (and such corporation shall assume the liabilities with respect to) the Tennessee coal properties and the TVA contract. The consideration for such transfer or assignment would consist of the payment to the Issuer, by Tennessee Mining Company, Inc. or the corporation formed by the Addington Brothers, of $1.00 for each ton of coal delivered to the TVA under the TVA contract; provided that the maximum royalty payable to the Issuer shall not exceed $12 million. The Issuer has exercised its right under the letter dated August 4, 1995 and Robert Addington intends to proceed with the purchase of assets of the Issuer and its subsidiaries contemplated thereby.

     Robert Addington is presently an executive   officer of the Issuer and
in this capacity has the ability to influence the Issuer's activities and pursue strategic opportunities available to the Issuer.

      Except as stated above, Robert Addington does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above. Robert Addington, Larry Addington and Bruce Addington have expressed an interest in acquiring other subsidiaries of the Issuer. When the Issuer determines to sell subsidiary corporations, Robert, Larry and Bruce Addington might seek, as a group, to acquire them.

     Item 5.   Interest in Securities of the Issuer.

     (a), (b) Robert Addington beneficially owns 1,020,000 shares (6.4%) of the Issuer's Common Stock as of the close of business on August 24, 1995. Robert Addington has sole voting and dispositive power over the shares beneficially owned by him subject to the terms and conditions of the Stock Purchase Agreement, dated August 4, 1995, between HPB and the Addington Brothers, a copy of which is filed as Exhibit 17 to this Schedule and is incorporated herein by reference. See the response to Item 6 concerning security interests granted in certain of the shares and Items 4 and 6 concerning the restrictions on voting and dispositive power contained in the Stock Purchase Agreement.

      (c) On August 24, 1995, Robert Addington sold 300,000 shares of Common Stock to HPB in a privately negotiated transaction pursuant to the Stock Purchase Agreement, at a price per share of $9.00 cash, subject to adjustment. Pursuant to Section 1.02(d) of the Stock Purchase Agreement, the purchase price of shares sold will be increased by $1.00 per share to the extent that, during the term of the Stock Purchase Agreement, such shares are resold by HPB or its affiliates, general or limited partners at a price equal to or in excess of $25.00 per share. Following the sale of such shares, Robert Addington has no agreements or understandings with Larry Addington or Bruce Addington to act in concert in the disposition of securities of the Issuer.

          Otherwise, Robert Addington has not effected transactions in the Issuer's Common Stock since August 4, 1995, the date of the most recent filing of an amendment to this Schedule.

     (d) Pursuant to loans made to Robert Addington not in connection with the acquisition of the Common Stock, Robert Addington has pledged a total of 1,000,000 shares of Common Stock. Robert Addington has not pledged 5% or more of the Issuer's Common Stock to any one bank. See the response to
Item 6 of this Schedule.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (i) The Stock Purchase Agreement, dated August 4, 1995, among the Addington Brothers and HPB contains agreements concerning the disposition of shares of Common Stock owned by the Addington Brothers and the voting of shares of Common Stock in the election of directors of the Issuer during the term of that agreement. The Stock Purchase Agreement is attached hereto as Exhibit 17 and is incorporated by reference herein.

      (ii) The following describes the currently outstanding pledges of shares by Robert Addington. Robert Addington has pledged 500,000 shares of Common Stock pursuant to a security agreement entered into with a bank on July 29, 1994; 400,000 shares of Common Stock pursuant to a security agreement entered into with a bank on August 19, 1993; and 100,000 shares of Common Stock to a broker on February 17, 1993. The shares are pledged to secure loans made to Robert Addington or his affiliates not in connection with the acquisition of the Common Stock.

     Item 7.  Material to be filed as Exhibits.

          The  following lists exhibits to this Schedule  which   have been
previously filed:

     Exhibit 1 -- Letter dated March 1, 1995 to the Issuer from Larry Addington, Robert Addington and Bruce Addington.

     Exhibit 2 -- Letter dated February 23, 1995, addressed to Larry Addington from The CIT Group/Capital Equipment Financing, Inc.

     Exhibit 9 -- Promissory Note, dated July 29, 1994, of Robert Addington and related letter agreement between Robert Addington and Harris Trust and Savings Bank

     Exhibit 10 -- Security Agreement, dated August 19, 1993, between Robert Addington and National City Bank

     Exhibit 14 -- Pledge Agreement, dated February 17, 1993, between Robert Addington and Merrill Lynch

     Exhibit 17 -- Stock Purchase Agreement, dated August 4, 1995, among HPB Associates, L.P. and Larry Addington, Robert Addington and Bruce Addington.

       Exhibit 18 -- Letter agreement, dated August 4, 1995, between Addington Resources, Inc. and Larry Addington, Robert Addington and Bruce Addington.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    /s/ Robert Addington
                    Robert Addington

                    Date:  September 1, 1995